

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

<u>Via E-Mail</u>
Mr. Craig R. Ramsey
Chief Financial Officer
AMC Entertainment Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re:** **AMC Entertainment Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 001-08747**

Dear Mr. Ramsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-KT For the transition period from March 30, 2012 to December 31, 2012</u>

<u>Note 2- Merger, page 85</u>

1. We note your disclosure on page 85 indicating that an aggregate of $32,340,000 for success fees to financial advisors, bond amendment consent fees, professional and consulting fees, payments for cancellation of stock based compensation and management success bonuses were contingent on the consummation of the Merger. We also note that since the Company's accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the merger was consummation, these fees were not recorded in the Consolidated Statement of Operations for the Predecessor period

since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. As indicated in our prior comments with respect to the financial statements of AMC Entertainment Holdings, Inc. as included in its registration statements on Form S-1, as amended, please revise Note 2 to separately disclose the nature and amounts of the various costs comprising the $32,340,000 of contingent costs that have not been reflected as expenses in the financial statements of the predecessor or successor entities. In a related matter, please revise the disclosure in Note 2 with respect to such costs to include only those costs that were actually contingent upon the completion of the merger transaction. In this regard, as noted in our prior comments with respect to the financial statements of AMC Entertainment Holdings, Inc., certain professional fees included in the aggregate $32,340,000 of such costs do not appear to be contingent upon completion of the merger and should have been expensed as incurred in the Company's financial statements for the predecessor period ended August 30, 2012.

Other

2. Please address our comments on the financial statements and related disclosures of AMC Entertainment Holdings Inc. included in its registration statement on Form S-1 filed on 8/30/2012 and in the subsequent amendments to the registration statement, in any future filings made by AMC Entertainment Inc., as applicable.

Form 10-Q for the period ended September 30, 2013

Note 1. Basis of Presentation, page F-6

Prior Period Adjustments, page 8

3. We note your disclosure indicating that the Company revised its presentation during the third quarter of 2013 to record the adjustments necessary to correct the valuation allowance for deferred tax assets recognized when "push down" accounting was applied at the date of the Merger and to correct changes in the valuation allowance for deferred tax assets recognized subsequent to the Merger. We also note that management determined that during the successor period from August 31, 2012 through December 31, 2012, reductions to the valuation allowance for deferred tax assets were incorrectly recorded, resulting in an understatement of tax expense and net loss from continuing operations of $5,520,000. We further note that the Company adjusted for the cumulative effect in the carrying amount of other long-term liabilities for the immaterial error related to the successor period from August 31, 2012 through December 31, 2012 of $5,520,000 with an offsetting adjustment to accumulated deficit. We additionally note your disclosure that such adjustments do not require previously filed reports with the SEC to be amended and such corrections may be made the next time the Company files the prior year financial statements. In light of the materiality of the amounts involved and as

previously discussed in conference calls with your management, please amend your Form 10-K for the year ended December 31, 2012 and your subsequent quarterly reports on Form 10-Q for all relevant quarterly periods in 2013 to correct the errors to your deferred tax asset valuation allowance and related provision for income taxes in the appropriate periods. In preparing your amended financial statements, please label the revised financial statements as "restated" and provide all of the disclosures required by ASC 250-10-50-7 in the notes to the amended financial statements. Financial information for this period elsewhere in the filings should be similarly revised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief